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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*

                              Caliber System, Inc.
                              --------------------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)

                                    769748104
                                    ---------
                                 (CUSIP Number)

   Karl E. May, 1375 E.9th St., Ste. 1700, Cleveland, OH 44114 (216) 621-5300
   --------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                 October 5, 1997
                                 ---------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 769748104


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1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
   Persons.
         Richard A. Chenoweth and G. James Roush, Jr., Voting Trustees of the
         --------------------------------------------------------------------
         Amended and Restated Roush Voting Trust dated 11/1/92
         ------------------------------------------------------
         34-6582396
         ----------

2) Check the Appropriate Box if a Member of a Group (See Instructions)
    (a)................................................
    (b)..x.............................................

3) SEC Use Only...............................

4) Source of Funds (See Instructions) OO
                                      --

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) N/A
           ---
6) Citizenship or Place of Organization Ohio.
                                        ----

Number of Shares    (7)  Sole Voting Power 0
Beneficially Owned                         -
by Each Reporting   (8)  Shared Voting Power 6,529,057 as Of 8/1/97
                                             -----------------------

                    (9)  Sole  Dispositive  Power G. James Roush Jr., has sole
                                                  ----------------------------
                         dispositive  power over 2,000,000 shares and Richard
                         ----------------------------------------------------
                         A. Chenoweth has sole dispositive power over 0 shares.
                         ------------------------------------------------------

Person With         (10) Shared Dispositive Power 0
                                                  -
11) Aggregate Amount Beneficially Owned by Each Reporting Person
As of 8/1/97, 6,529,057 shares are owned by the reporting person as Co-Trustees.
--------------------------------------------------------------------------------

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) N/A
                       ---

13) Percent of Class Represented by Amount in Row (11) 16.77%
                                                       ------

14) Type of Reporting Person OO
                             --

ITEM 1.  SECURITY AND ISSUER

         Type and Class of Stock:   Common Stock
         Issuer:                    Caliber System, Inc.
                                    (formerly Roadway Services, Inc.)
         Address:                   3560 W. Market St.
                                    P.O. Box 5459
                                    Akron, OH  44334-0459

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ITEM 2.  IDENTITY AND BACKGROUND

         Name: R.A. Chenoweth and G. James Roush, Jr., Voting Trustees of the Amended and Restated Roush Voting Trust dated 11/1/92

         State of Organization:           Ohio

         Principal Business:              Inapplicable

         Address of Principal Business:   Inapplicable

         Address of Principal Office:     Inapplicable

         Mailing Address:                 c/o Richard A. Chenoweth
                                          Buckingham, Doolittle & Burroughs
                                          50 South Main Street
                                          P.O. Box 1500
                                          Akron, Ohio  44309

         The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         The Reporting Person has not, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The shares were not purchased by the Voting Trustees. Rather, the shares are simply held by the Voting Trustees as voting trustees for various shareholders under the terms and conditions of the Amended and Restated Roush Voting Trust dated 11/1/92. Such Trust amended and restated the Amended and Restated Roush Voting Trust dated 9/1/84.


ITEM 4.  PURPOSE OF TRANSACTION.

         Certain shareholders of the Amended and Restated Roush Voting Trust dated 11/1/92 (the "Voting Trust") instructed the Voting Trustees to enter into a Voting Agreement dated October 5, 1997 (the "Voting Agreement"), between Federal Express Corporation, G. James Roush ("Beneficiary") and Sarah Roush Werner (Beneficiary"), and G. James Roush

         ("Trustee") and Richard A. Chenoweth ("Trustee"). Under the Voting Agreement, each Beneficiary agreed to instruct the Trustees to vote all of the Voting Trust shares held beneficially for them to approve and adopt a proposed Agreement and Plan of Merger between Federal Express Corporation and Caliber Systems, Inc. (the "Merger Agreement"). The Voting Trust includes 2,000,000 shares which are beneficially owned by
         G. James Roush and 2,601,239 shares which are beneficially owned by Sarah Roush Werner. In addition, Mr. Roush owns 34,233 shares and Mrs. Werner owns 697,466 shares which are not held in the Voting Trust. Mr. Roush and Mrs. Werner have agreed to also vote these shares in favor of the Merger Agreement. If the Merger Agreement is approved by the shareholders, it will result in Caliber System, Inc. becoming a subsidiary of Federal Express Corporation and thus result in a change in control of Caliber System, Inc.

         The Voting Trustees do not have any plans or proposals which relate to or would result in:

         (e) Any material change in the present capitalization or dividend policy of the issuer;

         (f) Any other material change in the issuer's business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

         (g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition or control of the issuer by any person;

         (h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

         (j)      Any action similar to any of those enumerated above.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) As of 8/1/97, R.A. Chenoweth and G. James Roush, Jr., as Voting Trustees under the 11/1/92 Voting Trust held 6,529,057 common shares of Caliber System, Inc.

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                  (formerly Roadway Services, Inc.), common stock, representing
                  16.77% of the outstanding shares of such class.

         (b) The persons named in paragraph (a) share voting power as to the 6,529,057 shares that are in the 11/1/92 Voting Trust as of 8/1/97.

         (c)      None.

         (d)      Not Applicable.

         (e)      Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The Voting Agreement dated 10/5/97 requires each Beneficiary to instruct the Trustees, and the Trustees agree to vote to approve and adopt the Merger Agreement, and any actions related thereto at any meeting of the stockholders of Caliber System, Inc., and at any adjournment thereof, at which such Merger Agreement and other related agreements (or any amended version thereof) or such other actions are submitted for the consideration and vote of the stockholders of Caliber System, Inc. in favor of the approval and adoption of the Merger Agreement.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Incorporation by reference is hereby made to a copy of the Amended and Restated Roush voting Trust Agreement dated 11/1/92 included as Exhibit "2" to Amendment No. 2 to Schedule 13D filed by the reporting person with the Securities and Exchange Commission on or about 12/9/92.

Attached hereto as Exhibit "1" is a copy of the Voting Agreement dated 10/5/97.

         After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

---------------------------------
Date


---------------------------------
Richard A. Chenoweth
Voting Trustee

---------------------------------
G. James Roush, Jr.
Voting Trustee

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                                                                       EXHIBIT 1
                                VOTING AGREEMENT


         AGREEMENT, dated as of October 5, 1997 between (i) Federal Express Corporation, a Delaware corporation ("Buyer"), (ii) G. James Roush and Sarah Roush Werner (each, with respect to the Free Shares (as defined below), a "Shareholder", and a "Shareholder Party" and with respect to the Trust Shares (as defined below), a "Beneficiary"), and (iii) G. James Roush and Richard A. Chenoweth (each a "Trustee", and together, the "Trustees", in each case together with any successors in their capacity as trustees under the Trust Agreement (as defined below)). Capitalized terms used but not separately defined herein shall have meanings assigned to such terms in the Merger Agreement (as defined below).

         WHEREAS, the Beneficiaries and the Trustees, among others, are parties to an Amended and Restated Voting Trust Agreement effective as of November 1, 1992 (the "Trust Agreement");

         WHEREAS, the Beneficiaries beneficially own, and the Shareholder Parties are record and beneficial owners of, shares of common stock, without par value, of the Company (the "Shares") and certain of such Shares are subject to the Trust Agreement;

         WHEREAS, in order to induce Buyer to enter into an Agreement and Plan of Merger, dated as of the date hereof (the "Merger Agreement"), among Buyer, Caliber System, Inc., an Ohio corporation (the "Company"), Fast Holding, Inc., a Delaware corporation, Fast Merger Sub Inc., a Delaware corporation, and Tires Merger Sub Inc., a Delaware corporation, Buyer has requested the Beneficiaries, Shareholder and the Trustees, and the Beneficiaries, Shareholder and the Trustees have agreed, to enter into this Agreement with respect to the Shares;

         NOW, THEREFORE, the parties hereto agree as follows:



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                                    ARTICLE 1
                                VOTING AGREEMENT


         SECTION 1.01. Voting Agreement. (a) Each Beneficiary hereby agrees to instruct the Trustees in accordance with the Trust Agreement, and each Trustee hereby agrees, to the extent so instructed in accordance with the Trust Agreement, to vote any Trust Shares held by them at the time of any vote to approve and adopt the Merger Agreement (attached as Appendix A hereto), the Tires Sub Merger and the transactions contemplated by the Merger Agreement and any actions related thereto at any meeting of the stockholders of the Company, and at any adjournment thereof, at which such Merger Agreement and other related agreements (or any amended version thereof), or such other actions, are submitted for the consideration and vote of the stockholders of the Company (the "Meeting") in favor of the approval and adoption of the Merger Agreement, the Tires Sub Merger and the transactions contemplated by the Merger Agreement (collectively, the "Proposal").

         (b) Each Shareholder Party hereby agrees to vote such person's Free Shares held by them at the time of the Meeting in favor of the Proposal at the Meeting.

         SECTION 1.02. Revocation of Proxy. Each Shareholder Party and Trustee hereby revokes any and all previous proxies granted with respect to the Shares; provided, however, that nothing contained herein shall in any way affect the validity of the Trust Agreement.

                                    ARTICLE 2
              REPRESENTATIONS AND WARRANTIES OF SHAREHOLDER PARTIES

         Each Shareholder Party represents and warrants, severally and not jointly, to Buyer that:

         SECTION 2.01. Authorization. Such Shareholder Party has the legal capacity to execute, deliver and perform this Agreement. This Agreement constitutes a valid and binding Agreement of such Shareholder Party. If a Shareholder Party is married and the Shares set forth on Annex A or Annex B hereto opposite such Shareholder Party's name constitute community property under applicable laws, this Agreement has been duly authorized, executed and delivered by, and constitutes the valid and binding agreement of, such Shareholder Party's spouse. If this Agreement is being executed in a representative or fiduciary capacity, the Person signing this Agreement has full power and authority to enter into and perform this Agreement.

         SECTION 2.02. Non-Contravention. The execution, delivery and performance by such Shareholder Party of this Agreement and the consummation of the transactions contemplated hereby do not and will not (i) result in any breach or violation of or be in conflict with or constitute a default under any term of any agreement, law, rule, regulation, judgment, injunction, order, decree or arrangement to which such Shareholder Party is a party or by which such Shareholder Party is bound or (ii) require any consent or other action by any Person under, constitute a default under, or give rise to any right of termination, cancellation or acceleration or to a loss of any benefit to which such Shareholder Party is entitled under any provision of any agreement or other instrument binding on such Shareholder Party.

         SECTION 2.03. Ownership of Shares. (a) The Shareholder Party is the record (except for certain Shares held through revocable trusts) and beneficial owner of the number of Shares set forth opposite the name of such Shareholder Party on Annex A hereto (the "Free Shares"), free and clear of any Lien and any other limitation or restriction. The Shareholder

Party has sole voting power, sole power of disposition, sole power of conversion, sole power to demand appraisal rights and sole power to agree to all of the matters set forth in this Agreement, in each case with respect to all of the Free Shares with no limitations, qualifications or restrictions on such rights, subject to applicable securities laws and the terms of this Agreement and subject, in the case of Shares which constitute community property under applicable law, to the rights and powers of such Shareholder Party's spouse under applicable community property laws. None of the Free Shares is subject to any voting trust or other agreement or arrangement with respect to the voting of such Shares.


         (b) Each Beneficiary is the beneficial holder of the number of Shares set forth opposite the name of such Beneficiary on Annex B hereto (the "Trust Shares"), free and clear of any Lien and any other limitation or restriction other than as set forth in the Trust Agreement. Each Beneficiary has sole power to issue instructions with respect to the matters set forth in Section 1 hereof, sole power of disposition, sole power of conversion, sole power to demand appraisal rights and sole power to agree to all of the matters set forth in this Agreement, in each case with respect to all of the Trust Shares with no limitations, qualifications or restrictions on such rights, subject to applicable securities laws and the terms of this Agreement and the Trust Agreement.

         SECTION 2.04. Total Shares. Except for the Free Shares and the Trust Shares, such Shareholder Party does not own any (i) shares of capital stock or voting securities of the Company, (ii) securities of the Company convertible into or exchangeable for shares of capital stock or voting securities of the Company or (iii) other than any stock option relating to such Shareholder Party's service as a director of the Company, options or other rights to acquire from the Company any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of the Company.


         SECTION 2.05. Finder's Fees. No investment banker, broker, finder or other intermediary is entitled to a fee or commission from Buyer or the Company in respect of this Agreement based upon any arrangement or agreement made by or on behalf of such Shareholder Party.

                                    ARTICLE 3
                   REPRESENTATIONS AND WARRANTIES OF TRUSTEES


         Each Trustee represents and warrants, severally and not jointly, to Buyer that:

         SECTION 3.01. Authorization. The execution, delivery and performance by such Trustee of this Agreement and the consummation of the transactions contemplated hereby are within the powers of such Trustee and have been duly authorized by all necessary action on the part of the Trustee. This Agreement constitutes a valid and binding agreement of the Trustee.

         SECTION 3.02. Non-Contravention. The execution, delivery and performance by Trustee of this Agreement and the consummation of the transactions contemplated hereby do not and will not (i) violate any applicable law, rule, regulation, judgment, injunction, order or decree, (ii) require any consent or other action by any Person under, constitute a default under, or give rise to any right of termination, cancellation or acceleration or to a loss of any material benefit to which such Trustee or any Beneficiary is entitled under any provision of any agreement or other instrument binding on such Trustee or any Beneficiary or (iii) conflict with or result in a breach of the Trust Agreement.

                                    ARTICLE 4
                     REPRESENTATIONS AND WARRANTIES OF BUYER

         Buyer represents and warrants to the Beneficiaries and the Trustees:

         SECTION 4.01. Corporate Authorization. The execution, delivery and performance by Buyer of this Agreement and the consummation by Buyer of the transactions contemplated hereby are within the corporate powers of Buyer and have been duly authorized by all necessary corporate action. This Agreement constitutes a valid and binding agreement of Buyer.



                                    ARTICLE 5
                                  MISCELLANEOUS


         SECTION 5.01. Further Assurances. Buyer, the Shareholder Parties and the Trustees will execute and deliver, or cause to be executed and delivered, all further documents and instruments and use their reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations, to consummate and make effective the transactions contemplated by this Agreement.

         SECTION 5.02. Amendments; Termination. Any provision of this Agreement may be amended or waived if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement or in the case of a waiver, by the party against whom the waiver is to be effective. This Agreement shall terminate upon the termination of the Merger Agreement in accordance with its terms.

         SECTION 5.03. Expenses. Any cost and expense incurred in connection with this Agreement shall be paid by the party incurring such cost or expense.

         SECTION 5.04. Successors and Assigns. The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns; provided that no party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of the other parties hereto, except that Buyer may transfer or assign its rights and obligations to any Affiliate of Buyer.

         SECTION 5.05. Governing Law. This Agreement shall be construed in accordance with and governed by the laws of the State of Delaware.

         SECTION 5.06. Counterparts; Effectiveness. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.

         SECTION 5.07. Severability. If any term, provision or covenant of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions and covenants of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

         SECTION 5.08. Specific Performance. The parties hereto agree that irreparable damage would occur in the event any provision of this Agreement is not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof in addition to any other remedy to which they are entitled at law or in equity.

         SECTION 5.09. Voting Trust Agreement. If any term, provision or covenant of this Agreement is inconsistent with any provision of the Trust Agreement, the terms of the Trust Agreement shall prevail.

         SECTION 5.10. Notices. All notices, requests and other communications to any party hereunder shall be in writing (including telecopy or similar writing) and shall be given,

if to any of the Shareholder Parties or the Trustees, to such Person at the address indicated on the signature pages hereof, in each case,

         with a copy to:
                  Cravath, Swaine & Moore
                  Worldwide Plaza
                  New York, NY  10019-7475
                  Attention:  Robert A. Kindler
         if to the Buyer, to:

                  Federal Express Corporation
                  1980 Nonconnach Boulevard
                  Memphis, TN  38132
                  Fax:  (901) 395-5034
                  Attention:  Kenneth R. Masterson

         with a copy to:

                  Davis Polk & Wardwell
                  450 Lexington Avenue
                  825 Eighth Avenue
                  New York, NY  10017
                  Attention:  Dennis S. Hersch

or to such other address or telecopy number such party may hereafter specify for the purpose by notice to the other parties hereto. Each such notice, request or other communication shall be effective (a) if given by telecopy, when such telecopy is transmitted to the telecopy number specified in this Section and the appropriate telecopy confirmation is received, (b) if by overnight delivery service with proof of delivery, the next business day or (c) if given by any other means, when delivered at the address specified in this Section.

         IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.


                        FEDERAL EXPRESS CORPORATION

                        By: /s/  Kenneth R. Masterson
                            ---------------------------------------------------
                            Name: Kenneth R. Masterson
                            Title: Executive Vice President,
                                   General Counsel and Secretary


                        G. JAMES ROUSH, as Shareholder and Trustee

                        By:  /s/ G. James Roush
                            ---------------------------------------------------
                             Name: G. James Roush
                             Address: c/o John E. Lynch, Jr.
                                      Caliber System, Inc.
                                      3925 Embassy Boulevard
                                      Akron, Ohio  44333


                        RICHARD A. CHENOWETH, as Trustee

                        By:  /s/ Richard A. Chenoweth
                            ---------------------------------------------------
                             Name: Richard A. Chenoweth
                             Address: c/o John E. Lynch, Jr.
                                      Caliber System, Inc.
                                      3925 Embassy Boulevard
                                      Akron, Ohio  44333


                        SARAH ROUSH WERNER

                        By:  /s/ Sarah Roush Werner
                            ---------------------------------------------------
                                 Name: Sarah Roush Werner
                                 Address: c/o John E. Lynch, Jr.
                                          Caliber System, Inc.
                                          3925 Embassy Boulevard
                                          Akron, Ohio  44333

                                                                        Annex B


                                  Trust Shares


         Beneficiary                                        No. of Shares Owned
         -----------                                        -------------------

         G. James Roush                                         2,000,000

         Sarah Roush Werner                                     2,601,239

                                                                   Appendix A


                               [Merger Agreement]

                                                                   Annex A




         Shareholder             Free Shares               No. of Shares Owned
         -----------             -----------               -------------------

         G. James Roush                                             34,237

         Sarah Roush Werner                                        697,466